UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 11-K

ANNUAL REPORT

PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For fiscal year ended December 31, 2016

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                  to

Commission file number: 001-09585

ABIOMED Retirement Savings Plan

(Full title of the Plan)

ABIOMED, Inc.

(Name of Issuer of the securities held pursuant to the Plan)

22 Cherry Hill Drive, Danvers, Massachusetts 01923

(Address of principal executive office)

ABIOMED RETIREMENT SAVINGS PLAN

FINANCIAL STATEMENTS

AND

SUPPLEMENTAL SCHEDULE

December 31, 2016 and 2015 and

For the Year Ended December 31, 2016

ABIOMED RETIREMENT SAVINGS PLAN

INDEX OF FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

December 31, 2016 and 2015

Certain supplemental schedules have been omitted because they are either not required or not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Fiduciary Committee of the

ABIOMED Retirement Savings Plan:

We have audited the accompanying statements of net assets available for plan benefits of the Abiomed Retirement Savings Plan (the “Plan”) as of December 31, 2016 and 2015 and the related statement of changes in net assets available for plan benefits for the year ended December 31, 2016. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Abiomed Retirement Savings Plan as of December 31, 2016 and 2015 and the changes in net assets available for plan benefits for the year ended December 31, 2016, in conformity with accounting principles generally accepted in the United States of America.

The supplemental Schedule of Assets (Held at End of Year) as of December 31, 2016 (the “supplemental information”) has been subjected to audit procedures in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

/s/ Caron & Bletzer, PLLC

Kingston, NH June 16, 2017

ABIOMED RETIREMENT SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS

December 31, 2016 and 2015

	2016	2015
Cash	$420,167	$423,166

Investments, at fair value:
Mutual funds	38,831,080	32,473,716
Abiomed, Inc. Common Stock Fund	11,952,644	9,016,805
Common collective trust	1,078,243	880,498

Total investments	51,861,967	42,371,019

Receivables:
Participant notes receivable	536,426	347,934
Employer’s match contributions	753,170	577,769
Other receivable	227,258	—

Total receivables	1,516,854	925,703

Net assets available for plan benefits	$53,798,988	$43,719,888

The accompanying notes are an integral part of the financial statements

ABIOMED RETIREMENT SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS

For the year ended December 31, 2016

2016
Additions:
Participant contributions	$5,778,167
Rollover contributions	2,410,176
Employer contributions	753,158
Net appreciation in fair value of investments	4,368,928
Dividend and interest income	1,016,663

Total additions	14,327,092

Deductions:
Distributions to participants	4,217,212
Administrative fees	30,780

Total deductions	4,247,992

Net increase	10,079,100

Net assets available for plan benefits, beginning of year	43,719,888

Net assets available for plan benefits, end of year	$53,798,988

The accompanying notes are an integral part of the financial statements

ABIOMED RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

Note 1.	Plan Description

The following description of the Abiomed Retirement Savings Plan (the “Plan”) provides only general information. Participants should refer to the plan document for more detailed information.

General

The Plan is a defined contribution plan sponsored by ABIOMED, Inc. (the “Company” or “Plan Administrator”). It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

ABIOMED, Inc. is the Plan Administrator and has assigned responsibility for the operation and administration of the Plan to the Corporate Retirement Committee (the “Committee”) members of which are formally appointed by the Company’s Chief Executive Officer. Fidelity Management Trust Company (“Fidelity”) is the trustee and record keeper for the Plan.

Eligibility

The Plan allows substantially all U.S. Company employees age twenty or older to participate in the Plan. Employees become eligible to participate in the Plan beginning on the date of hire.

Participant Contributions

The Plan permits participants to defer annually up to 100% of eligible compensation provided their total annual elective deferral does not exceed Internal Revenue Code (“IRC”) limitations ($18,000 for the 2016 Plan year). The Plan allows for after-tax Roth contributions in addition to pre-tax contributions. Participants who are age 50 or older and are making deferral contributions to the plan are also eligible to make an additional catch-up contribution of up to $6,000 during the Plan year. Newly hired employees are automatically enrolled in the Plan at a pre-tax contribution rate of 3% of eligible compensation beginning with the first pay period occurring 30 days after the employee’s participation date. The participant may elect to cease or change the amount of these contributions at any time. The amount of deferred compensation is treated as a salary reduction and is not subject to income tax until withdrawn from the Plan. Participants may also contribute amounts (rollover contributions) representing distributions from other qualified retirement plans.

Employer Contributions

All employer contributions are subject to certain limitations. To be a qualified participant eligible to receive employer matching or profit sharing contributions for a plan year, an employee must be credited with at least 501 hours of service in the Plan year and be an employee on the last day of the Plan year, or retire, die, or become disabled during the Plan year.

The Company contributed a matching contribution on behalf of an eligible participant for up to 50% of the first $3,000 of salary contributed by the participant during the Plan year ended December 31, 2016, with a maximum matching contribution per employee of $1,500. The Company incurred $753,170 in employer contributions during the year ended December 31, 2016. Additional profit sharing contributions may be made at the discretion of the Company’s Board of Directors. There were no additional profit sharing contributions made during the year ended December 31, 2016.

Effective January 1, 2017, the Company changed its matching contribution to a rate of 50% of first 6% of salary contributed by the participant during the Plan year. For employees earning under $50,000 in employment income in the Plan year, the Company will continue to match 50% for the first $3,000 of salary contributed by a participant in the Plan year with a maximum employer contribution of $1,500 per Plan year for these employees.

Forfeitures

When certain terminations of participation in the Plan occur, the non-vested portion of a participant’s profit sharing account represents a forfeiture, as defined by the Plan. Forfeitures may be reallocated to participants as an additional profit sharing or used to pay Plan administrative expenses. During the year ended December 31, 2016, $1,755 of forfeitures were used to pay administrative expenses. Total unapplied forfeitures were $646 and $1,499 at December 31, 2016 and 2015, respectively.

ABIOMED RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

Unallocated Assets

The Plan holds assets in an unallocated revenue credit account which receives contributions as a result of a revenue sharing agreement with Fidelity Management Trust Company. During the year ended December 31, 2016, contributions to the account totaled $19,285, which is included in net appreciation in fair value of investments in the statement of changes in net assets available for plan benefits. Funds in the account are used to pay qualified plan expenses including investment management fees, trustee fees, audit fees, and legal fees. During the year ended December 31, 2016, no funds from this account were used to pay Plan expenses. Unallocated assets were $19,292 and $0 at December 31, 2016 and 2015, respectively.

Participant Accounts

Each participant’s account is credited with the participant’s contributions, the participant’s allocation of the Company’s contributions, and the participant’s proportional allocation of the Plan’s earnings, including realized and unrealized gains and losses, and expenses. Participants determine the percentage in which contributions are to be invested in each fund. Participants may change their investment options as set forth in the Plan document.

Vesting

Participants are immediately vested in 1) their contributions, including rollover contributions from another employer’s qualified retirement plan, 2) employer matching contributions, and 3) actual earnings from any of these contributions. Vesting in the Company’s discretionary profit sharing contribution portion of participant accounts plus actual earnings thereon is based on years of continuous service. A participant is 100% vested after six years of credited service as shown below.

Years of Service	Vested Percentage
Less than 2 years	0%
2 years but less than 3	20%
3 years but less than 4	40%
4 years but less than 5	60%
5 years but less than 6	80%
6 years or more	100%

Distribution of Benefits

On termination of service due to retirement, disability, death, or other separation of service, a participant (or designated beneficiary) may elect to receive either a lump-sum amount equal to the value of the participant’s vested interest in his or her account, or a series of cash payments in substantially equal installments over a period of time as provided in the Plan document.

Participants may make an in-service withdrawal of their vested account balance at age 59  1⁄2 or upon demonstration of a hardship. A hardship withdrawal from a participant’s account may be permitted while a participant is still actively employed if the participant has a financial hardship for which funds are not reasonably available from other resources of the participant. Hardship is defined in applicable regulations promulgated or to be promulgated pursuant to Section 401(k) of the Internal Revenue Code or standards established by the Secretary of the Treasury or his delegate. All hardship withdrawal requests are subject to approval of the Plan Administrator.

A withdrawal of all or a portion of any rollover contributions in the Plan, along with any pre-tax earnings on those contributions, is allowed for any reason upon request while the participant is still actively employed.

ABIOMED RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

Participant Notes Receivable

Participants may borrow from their fund accounts a maximum principal amount of $50,000 or 50% of their vested balances, whichever is less. The minimum principal amount of any loan is $1,000. Loans must be repaid over a period of no more than five years, unless used to acquire a principal residence, in which case the maximum repayment period is ten years. Participants borrowing from their vested account balances are required to sign promissory notes pledging up to half the value of their vested account balances. These notes bear interest at a fixed rate determined by the Plan Administrator based on prevailing interest rates charged by persons in the business of lending money for loans, which would be made under similar circumstances. Principal and interest is paid ratably through payroll deductions each pay period. Participant loans are accounted for separately within the participant’s account. Participant loans are valued at the unpaid principal balance plus any accrued but unpaid interest and categorized as notes receivable from participants on the statements of net assets available for plan benefits. Delinquent participant loans are reclassified as distributions based upon the terms of the Plan document. As of December 31, 2016 and 2015, the balance in participant loans outstanding was $536,426 and $347,934, respectively. These loans are shown as participant notes receivable in the Statements of Net Assets Available for Benefits.

Note 2.	Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates

The preparation of the Plan’s financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures. Actual results may differ from those estimates.

Investment Valuation and Income Recognition

Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants on the measurement date. See Note 3 for discussion of fair value measurements.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation (depreciation) includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Payment of Benefits

Benefits are recorded when paid.

Plan Expenses

Expenses for participant loans are paid by the Plan by reducing balances of those participants initiating the transaction. All other expenses incurred in the administration of the Plan are first offset against forfeitures, if any, with any remaining balances paid by the Company at its discretion or by the Plan.

ABIOMED RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

Risks and Uncertainties

The Plan provides investment options which may invest in any combination of stocks, bonds, fixed income securities, and other investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit risk. In addition, there is a concentration in the Company stock fund which represents 23% and 21% of the Plan’s investments at December 31, 2016 and 2015, respectively. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the value of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for plan benefits.

Note 3.	Fair Value Measurements

Accounting standards establish a framework for measuring fair value. That framework sets forth a fair value hierarchy which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are described below.

Level 1 - Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2 - Inputs to the valuation methodology that are observable, either directly or indirectly, such as quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in inactive markets; or other inputs that are observable or can be corroborated by observable market data for substantially the full terms of the assets or liabilities.

Level 3 - Inputs to the valuation methodology are unobservable.

The asset or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

Following is a description of the valuation methodologies used by the Plan. There have been no changes in the methodologies used at December 31, 2016 and 2015.

Mutual funds - Valued at the net asset value of the shares held by the Plan at year end as determined by quoted market prices.

Company stock fund - Valued based on the closing price reported on the active market on which the individual securities are traded.

Common collective trust - Valued at net asset value of units of a collective trust. The net asset value, as provided by the fund manager, is used as a practical expedient to estimate fair value. The net asset value is based on the fair value of the underlying investments held by the fund less its liabilities. This practical expedient would not be used if it is determined to be probable that the fund will sell the investment for an amount different from the reported net asset value.

ABIOMED RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following tables set forth by level and by investment class, within the fair value hierarchy, the Plan’s assets at fair value as of December 31:

	2016
Description	Total	Level 1	Level 2	Level 3
Investments measured at fair value subject to fair value leveling:
Mutual funds	$38,831,080	$38,831,080	$—	$—
Company stock fund	11,952,644	11,952,644	—	—

Total investments in the fair value hierarchy	50,783,724	$50,783,724	$—	$—

Investments measured at NAV (1):
Common collective trust	1,078,243

Total investments measured at fair value	$51,861,967

	2015
Description	Total	Level 1	Level 2	Level 3
Investments measured at fair value subject to fair value leveling:
Mutual funds	$32,473,716	$32,473,716	$—	$—
Company stock fund	9,016,805	9,016,805	—	—

Total investments in the fair value hierarchy	41,490,521	$41,490,521	$—	$—

Investments measured at NAV (1):
Common collective trust	880,498

Total investments measured at fair value	$42,371,019

(1)	In accordance with Subtopic 820-10, certain investments that were measured at net asset value per share (or its equivalent) have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the line items presented in the statements of net assets available for plan benefits.

The common collective trust held by the Plan requires twelve months’ notice for a complete liquidation, however the trustee, at their discretion, may waive the twelve month waiting period. Participant directed redemptions are allowed daily with no restrictions. There are no unfunded commitments.

ABIOMED RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

Note 4.	Tax Status

The Plan has adopted the volume submitter profit sharing plan document of Fidelity. The volume submitter sponsor received a favorable opinion letter dated March 31, 2014 in which the Internal Revenue Service stated that the form of the volume submitter plan was in compliance with the applicable requirements of the Internal Revenue Code (“IRC”). The Plan Administrator believes that the Plan is designed, and except as discussed below, have operated in compliance with the applicable requirements of the IRC, and that the related trust is therefore tax-exempt. Management has noted certain issues with regard to eligibility determination for a small sublet of employees that it is in the process of addressing in order to preserve the qualified status of the Plan. Accordingly, no provision for income taxes has been included in the financial statements.

Note 5.	Parties-In-Interest

A party-in-interest is defined under Section 3(14) of the Employee Retirement Income Security Act (“ERISA”) to include, among others, fiduciaries or employees of the Plan, any person who provides services to the Plan or an employer whose employees are covered by the Plan. Accordingly, loans to participants and the management of investments held by the trustee are considered party-in-interest transactions.

Fidelity manages a number of mutual funds available to Plan participants. Fidelity is the trustee as defined by the Plan and, therefore, transactions with any of the Fidelity Advisor mutual funds also qualify as party-in-interest transactions. The ABIOMED Common Stock Index Fund is an indexed fund that values its fund units based on changes in the stock price of Abiomed, Inc., the Plan sponsor. Fees paid for trustee and administrative services amounted to $30,780 for the year ended December 31, 2016.

Note 6.	Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

ABIOMED RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

Note 7.	Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for plan benefits on the financial statements to the Form 5500 for the years ended December 31, 2016 and 2015:

	2016	2015
Net assets available for benefits on the financial statements	$53,798,988	$43,719,888

Adjustment from fair value to contract value for interest in common collective trust relating to fully benefit- responsive investment contracts	4,861	8,429

Net assets available for benefits on the Form 5500	$53,803,849	$43,728,317

The following is a reconciliation of net investment income on the financial statements to the Form 5500 for the year ended December 31, 2016:

2016
Net investment income on the financial statements	$5,385,591

Adjustment from fair value to contract value for interest in common collective trust relating to fully benefit- responsive investment contracts for the years ended:

December 31, 2016	4,861
December 31, 2015	(8,429)

Net investment income per the Form 5500	$5,382,023

Note 8.	Subsequent Events

The Company has evaluated subsequent events through the date of this filing.

ABIOMED RETIREMENT SAVINGS PLAN

EIN: 04-2743260

Plan Number: 001

SCHEDULE H, LINE 4(i) – SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2016

(a)	(b) Identity of issuer, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(d) Cost	(e) Current Value
*	Fidelity Advisor Stable Value Portfolio Fund	Common collective trust	**	$1,078,243
*	Fidelity 500 Index	Mutual Fund	**	8,076,096
	JP Morgan US Equity Select Fund	Mutual Fund	**	2,953,552
	Black Rock LP IDX 2040	Mutual Fund	**	2,762,861
	Black Rock LP IDX 2030	Mutual Fund	**	2,638,184
	Black Rock LP IDX 2035	Mutual Fund	**	2,375,112
*	Fidelity Mid Capital Index	Mutual Fund	**	2,235,240
*	Fidelity US Bond Index	Mutual Fund	**	2,031,878
	T Rowe Price Midcap Growth	Mutual Fund	**	2,017,758
	Black Rock LP IDX 2025	Mutual Fund	**	1,938,050
	Franklin Small-Mid Capital Growth Fund	Mutual Fund	**	1,934,205
	Black Rock LP IDX 2045	Mutual Fund	**	1,712,791
	Lazard International Equity Institutional	Mutual Fund	**	1,502,796
*	Fidelity Retirement Money Market Fund	Mutual Fund	**	1,242,408
	Black Rock LP IDX 2050	Mutual Fund	**	1,172,464
*	Fidelity Advisor Technology Fund	Mutual Fund	**	1,165,670
	Black Rock LP IDX 2020	Mutual Fund	**	747,655
	Black Rock LP IDX RTMT	Mutual Fund	**	731,833
	Black Rock LP IDX 2055	Mutual Fund	**	543,391
*	Fidelity International Index	Mutual Fund	**	508,119
*	Fidelity Small-midcap Index	Mutual Fund	**	479,483
	Black Rock LP IDX 2060	Mutual Fund	**	50,625
	Goldman Sachs Small-Mid Cap Value	Mutual Fund	**	10,810
	JPM Intrepid Midcap	Mutual Fund	**	99

	Total mutual funds			38,831,080

*	ABIOMED, Inc. Common Stock Fund	Common Stock Fund	**	11,952,644

	Total investments on statement of net assets available for plan benefits			51,861,967

	Participant Loans	Participant Loans 5.25% to 5.5%	—	536,426

	Total investments on the Form 5500			$52,398,393

*	Represents a party-in-interest to the Plan.
**	Cost omitted for participant directed investments.

SIGNATURE

The Plan pursuant to the requirements of the Securities and Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

ABIOMED

RETIREMENT SAVINGS PLAN

Date: June 16, 2017	By:	/s/ Ian McLeod

Ian McLeod
Vice President and Corporate Controller